Exhibit 4.15

English Summary of Loan Contract dated May 20, 2011,
between
Spreadtrum Communications, Inc.
and
Shenzhen Development Bank Co., Ltd.

On May 20, 2011, Spreadtrum Communications, Inc. (“Spreadtrum”) entered into a twelve (12) -month loan agreement with an aggregate principal amount of US$50 million with Shenzhen Development Bank Co., Ltd. (the “Bank”) based in Shenzhen, the People’s Republic of China.

The loan would be used for working capital purpose and was secured by Spreadtrum’s term deposits with the Bank. The interest rate is 1 year Libor as of the draw-down date plus 2.2% per annum subject to the Bank’s quarterly adjustment. The interest shall be calculated and paid quarterly. The loan shall be fully repaid in one installment after the expiration of twelve (12) months from the draw-down date. Spreadtrum irrevocably authorizes the Bank to directly deduct any and all of the loan together with the accrued interest that is due from Spreadtrum’s account(s) with the Bank. Spreadtrum shall not remit the loan proceeds into the People’s Republic of China by way of lending, direct investment, securities investment or other activities, otherwise the Bank can declare the loan to be immediately due and payable.

Spreadtrum needs to obtain the Bank’s prior written consent if it engages in any material asset transfer, restructuring, merger, spin-off, equity transfer, increase of indebtedness, investment and any other activities that may affect the Bank’s interest. Upon the occurrence of any of the above, the Bank has the right to demand (i) repayment of the principal and accrued interest under this contract; (ii) assignment of Spreadtrum’s obligations hereunder to an assignee acceptable to the Bank; or (iii) additional guarantee acceptable to the Bank.

The Bank has the right to transfer its rights and obligations hereunder to any third party.

In the event of default, the Bank, at its sole discretion, may declare the loan payable, cancel Spreadtrum’s right to draw down on any portion of the loan which has not yet been drawn down, deduct the loan together with the accrued interest and the associated cost from Spreadtrum’s accounts with the Bank, dispose of the collateral as the creditor, demand collateral to the satisfaction of the Bank, charge penalty or take any other actions required by law. Customary events of default include the borrower’s use of the loan in violation of the applicable regulations on foreign exchange loans, change of the use of the loan proceeds without the Bank’s approval, material change in the collateral’s value, disposal of major assets, change of controlling shareholder or actual controller, registered capital decrease, liquidation, reorganization, bankruptcy, and material deterioration of financial condition.